UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

[ ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-49807

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Washington Gas Light Company Savings Plan

___________________
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants of
Washington Gas Light Company Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Washington Gas Light Company Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2013.
Philadelphia, Pennsylvania
June 29, 2018

Washington Gas Light Company Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2017 and 2016

	2017	2016
Assets
Interest in Master Trust	$256,363,141	$218,861,237
Notes receivable from participants	2,601,279	2,511,299
Total Assets	258,964,420	221,372,536
Net Assets Available for Benefits	$258,964,420	$221,372,536

The accompanying notes are an integral part of these financial statements.

Washington Gas Light Company Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Investment Income:
Net investment income from the Master Trust	$37,869,482
Interest income on notes receivable from participants	113,361
Total investment income	37,982,843
Contributions:
Employee	8,002,501
Employer	6,013,541
Rollovers	2,538,114
Total contributions	16,554,156
Transfer in - from the Washington Gas Light Company Capital Appreciation Plan	340,156
Total additions	54,877,155
Deductions:
Benefits paid to participants	(17,002,860)
Administrative expenses	(282,411)
Total deductions	(17,285,271)
Net Increase in Net Assets Available for Benefits	37,591,884
Net Assets Available for Benefits:
Beginning of Year	221,372,536
End of Year	$258,964,420

The accompanying notes are an integral part of this financial statement.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Savings Plan
The following description of the Washington Gas Light Company Savings Plan (“Plan” or “Savings Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor as defined below.
General
The Plan is a defined contribution plan covering all management employees of Washington Gas Light Company (“Company” or “Plan Sponsor”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).
The assets of the Plan, excluding the notes receivables, are held and invested on a commingled basis in the Washington Gas Light Company Savings Plan and Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan Trust (the "Master Trust") under an agreement between the Company and Great-West Trust Company, LLC (the "Trustee"). Great-West Financial Retirement Plan Services, LLC d/b/a Empower Retirement serves as recordkeeper (the “Recordkeeper”) of the Plan.    The Savings Plan is administered by the Senior Vice President - Shared Services and Chief Human Resource Officer, and the Senior Vice President and Chief Financial Officer of the Company (together, the "Plan Administrator").
Contributions
The Savings Plan permits employees to contribute on both an after‑tax and pre‑tax basis. Under the pre-tax provision of the Savings Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to the Internal Revenue Service (“IRS”) limit of $18,000 in 2017 and 2016. The Company provides as a pre-tax matching contribution 100% of the first 4% of a participant's eligible compensation contributed. Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for 2017 and 2016 was $6,000. There is no employer match for catch-up contributions.
Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their eligible compensation.  The Company contributes as an after-tax matching contribution 100% of the first 3% of eligible compensation that an employee contributes.  The Plan also includes an after-tax provision for additional voluntary contributions, up to 10% of base compensation on an after-tax basis, for which the Company provides no matching contribution.  Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation by making both basic and voluntary contributions. Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

In addition, employees may not contribute more than 75% of their total base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the Plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the IRC. There were no discretionary contributions in 2017.
Certain management employees are eligible to receive an Employer Supplemental Contribution ranging from 4% to 6% of base compensation, depending on years of service. These amounts are credited to the participant’s account each pay period.
Employees hired after January 1, 2001 are automatically enrolled in the Savings Plan within 40 days of employment at 4% of the employee’s pre-tax eligible compensation. The employee may opt-out of Plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.
The Savings Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.
Vesting
Participants are 100% vested at all times in the amounts credited to their accounts.
Participant Accounts
A separate account is maintained for each participant in the Savings Plan. Each participant’s account is properly adjusted for the participant’s contributions, the Company’s matching contribution, the Employer Supplemental Contribution if applicable, participant withdrawals, plan expenses, allocations of the Master Trust’s earnings or losses on investments and other investment income. The Recordkeeper maintains participant accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.
Investments
Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in a default investment fund that is designated in the Plan document. The participant can transfer these contributions to another available Plan investment at any time.
The Plan offers the following investment options: collective trust funds (including target date funds, a large cap index fund, a Russell 2500 index fund, a small/mid cap growth fund, two international funds, a fixed income fund, and a stable value fund), and common stock of WGL Holdings, Inc., as investment options for participants.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

In general, the Plan imposes a 25% limit on employee investments of new monies into the common stock of WGL Holdings, Inc., and limits transfers into this fund such that no more than 25% of a participant’s account balance will be invested in the common stock of WGL Holdings, Inc.
Distributions Upon Termination
When an employee terminates employment with the Company, the employee (or employee's beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date.  The employee (or employee's beneficiary) may elect to receive the distribution in either a lump-sum (if the account balance is $5,000 or less, the distribution payment will be made in a lump sum), or, if the termination is due to retirement, disability or death, annual payments not to exceed ten years, and they may postpone the commencement of benefit distribution to some later date as may be permitted by the required minimum distribution rules.
In-Service Withdrawals
Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined in the Plan document) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined in the Plan document) or after attaining age 59-1/2. Former participants in the Washington Gas Energy Services 401(k) Plan and Trust are also permitted to make additional withdrawals at age 59-1/2 from amounts contributed before January 1, 2014.
Notes Receivable from Participants
Employees may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up” and Company match contributions. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest ranging from 4.25% to 8.07%, are done via payroll deduction and cannot exceed five years, with the exception of loans for the purchase of the participant's principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account and new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as notes receivable from participants.
Amendment or Termination
The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 2 - Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
In conformity with GAAP, the Plan Administrator makes estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results could differ materially from those estimates.
Investment Valuation and Income Recognition
Investments held by the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of Plan investments.
Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net realized and unrealized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.
Management fees and operating expenses charged to the Master Trust for investments in common collective trusts are deducted from income earned on a daily basis, and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Distributions
Distributions are recorded when checks are drawn and delivered to participants.
Administrative Expenses
Except for those expenses the Employer may elect to pay, expenses incurred in administering the Plan shall be allocated on a per capita basis and deducted monthly, quarterly or periodically as determined by the Plan Administrator, from participants’ and beneficiaries’ individual accounts. Such administrative expenses shall include, but are not limited to, recordkeeping, auditing, annual reporting, legal and investment services. If applicable, transaction fee expenses associated with loans and distributions shall be deducted from participants’ accounts on a quarterly basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded (See Note 1).
Note 3 - Recent Accounting Pronouncements
Accounting Standards Adopted in the Current Plan Year
In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued, and to provide for related disclosures in the notes to the financial statements. The adoption of this standard did not result in any additional disclosures.
Recently Issued Accounting Standards, Not Yet Adopted
In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. In February 2018, the FASB issued ASU 2018-03, which provided technical corrections and improvements to ASU 2016-01. These standards amend certain disclosure requirements associated with the fair value of financial instruments, and may significantly revise an entity’s accounting related to the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. This standard is effective January 1, 2019. The Plan may consider early adoption; the Company is in the process of evaluating the impact the adoption of this standard will have on the financial statements.
In February 2017, the FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting. The standard requires employee benefit plans that have an interest in a master trust to present that interest and any change in the value of that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. In addition, the standard will require new detailed disclosures of the plan’s interest in the master trust. The standard is effective for January 1, 2019. The Plan may consider early adoption; the Company does not expect the adoption of this standard to have a material effect on the financial statements.
Note 4 - Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 26, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5 - Master Trust
The Plan's investments are held in the Master Trust along with the Washington Gas Light Company Capital Appreciation Plan. As of December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was 70.16% and 69.24%, respectively.
The Plan’s ownership interest in the net assets of the Master Trust does not represent an undivided interest. The Master Trust's net assets are allocated among the two participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified and attributed to a participant account and those transactions (primarily net investment income, including realized and unrealized gains and losses) that are allocated to a participant’s account based upon a participant’s proportionate share of each fund held by the Master Trust.
The Master Trust is composed of 16 investment funds. Funds are allocated to the participating plans in accordance with the Plan provisions and participant allocation elections. The following table presents the fair value of the investments of the Master Trust as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
	Plan Interest %	Master Trust	Plan Interest %	Master Trust
Investments at fair value:
Collective trust funds	72.4%	$316,388,586	71.6%	$269,668,727
Common stock of WGL Holdings, Inc.	55.6%	49,014,517	55.7%	46,407,030
Interest-bearing cash	100%	4,808	41.9%	5,070
Total investments at fair value		365,407,911		316,080,827
Total net assets in Master Trust	70.2%	$365,407,911	69.2%	$316,080,827
The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2017:

Net appreciation in fair value of investments	$51,914,727
Dividend and interest income	1,185,121
Net investment income	53,099,848
Net transfers	(3,772,764)
Increase in net assets	49,327,084
Net assets:
Beginning of year	316,080,827
End of year	$365,407,911

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 - Fair Value Measurements
The fair value of financial assets and liabilities is measured in accordance with ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

•	Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Many fund managers provide their investors with a calculated NAV per share (or its equivalent) that can be used as a practical expedient to measure fair value if the investments do not have a readily determinable fair value and the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services - Investment Companies. In accordance with ASC Topic 820 Fair Value Measurement, certain investments held by the Master Trust that are measured at fair value using NAV per share as a practical expedient need not be classified in the fair value hierarchy. In 2015, Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) was implemented. These investments are disclosed as a reconciliation item to the investments classified within the hierarchy to the total fair value of the Master Trust's investments.
The following tables present the fair value of the investments in the Master Trust by general type and their level within the fair value hierarchy as of December 31, 2017 and 2016:

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Common stock of WGL Holdings, Inc.	$49,014,517	$—	$—	$49,014,517
Interest-bearing cash	4,808	—	—	4,808
Total assets in the fair value hierarchy	49,019,325	—	—	49,019,325
Collective trust funds measured at NAV(1)				316,388,586
Investments at fair value	$49,019,325	$—	$—	$365,407,911

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Common stock of WGL Holdings, Inc.	$46,407,030	$—	$—	$46,407,030
Interest-bearing cash	5,070	—	—	5,070
Total assets in the fair value hierarchy	46,412,100	—	—	46,412,100
Collective trust funds measured at NAV(1)				269,668,727
Investments at fair value	$46,412,100	$—	$—	$316,080,827
(1)In accordance with Subtopic 820-10, these investments are measured at fair value using NAV per share as a practical expedient and, therefore, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total Master Trust investments at fair value presented in Note 5.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common stock
The fair value of common stock is based on quoted market prices as of the financial statement date.
Collective trust funds measured at NAV
Investments held by the Master Trust in collective trust funds are valued at NAV, which is used as a practical expedient to estimate fair value. The NAV is based upon the underlying net assets held by the fund which have been calculated in a manner consistent with ASC Topic 946. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to any of these funds in which the Master Trust invests. The funds reserve the right to suspend redemptions under certain conditions. The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017, and 2016, respectively:

	December 31,
	2017	2016
Target date funds(1)	$66,612,886	$52,259,784
Large cap index fund(2)	124,330,029	110,284,644
Russell 2500 index(3)	8,130,722	3,468,725
Small mid cap growth fund(4)	19,227,367	15,616,796
International index fund(5)	17,441,937	9,508,199
International equity fund(6)	16,176,345	13,147,247
Stable value fund(7)	43,535,230	45,469,059
Fixed income fund(8)	20,934,070	19,914,273
Total	$316,388,586	$269,668,727

1The target date funds are designed to provide exposure to a variety of asset classes. Over time the funds’ asset allocation strategy will generally become more conservative as the funds near the applicable target retirement date. There are no restrictions on participant-initiated redemptions. Plan-initiated withdrawals require 60 days’ notice prior to the end of the calendar quarter.
2 The large cap index fund’s investment objective is to provide investment results that approximate the overall performance of the common stocks included in the Standard & Poor’s® 500 Composite Stock Price Index (“S&P 500”). There are no restrictions on participant-initiated redemptions. In the case of plan-initiated withdrawal, the trustee may require prior notice of 15 business days and may take an additional 10 business days to distribute the proceeds.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

3 The Russell 2500 index fund’s investment objective is to invest in a portfolio of assets whose performance before fees and expenses is expected to approximate the performance of the Russell 2500. There are no restrictions on participant-initiated redemptions. Plan-initiated withdrawal requires notice of 3 business days.
4 The small mid cap growth fund seeks long term capital appreciation. There are no restrictions on participant-initiated redemptions. Plan-initiated partial withdrawal requires 10 business days notice. Plan-initiated total withdrawal requires 60 business days notice.
5 The international index fund has an investment objective to invest in a portfolio of assets whose performance before fees and expenses is expected to approximate the performance of the MSCI ACWI ex USA Net Dividend Return Index, a free float-adjusted market capitalization index designed to measure the combined equity market performance of developed and emerging markets countries. There are no restrictions on participant-initiated redemptions. Plan-initiated withdrawal requires 3 business days’ notice.
6 The international equity fund seeks to earn long-term total returns above the MSCI All Country World Ex - U.S. (net) benchmark. There are no restrictions on participant redemptions. Plan-initiated withdrawal requires 10 business days’ notice. Proceeds are normally distributed no later than 1 or 2 business days following receipt, but the trustee may take an additional 7 calendar days to distribute funds to maintain fund liquidity or an additional 30 calendar days if the Trustee determines that earlier distribution may have an adverse effect on the fund.
7 The stable value fund seeks to preserve capital and provide a stable level of return with low volatility. There are no restrictions on participant-initiated redemptions. A notice period of up to 12 months may be imposed on plan-initiated withdrawal.
8 The fixed income fund seeks to outperform a benchmark, the Barclays U.S. Aggregate Bond Index, in a risk adjusted manner. There are no restrictions on participant-initiated redemptions. Plan-initiated withdrawal in excess of 20% of the Plan's investment requires 5 business days’ notice.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions, model-based valuation techniques or investment redemption restrictions may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan and Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2017, there were no transfers in or out of levels 1, 2 or 3.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Note 7 - Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8 - Related-Party Transactions
The Master Trust invests in common stock of the WGL Holdings, Inc., the parent company of the Plan Sponsor. Additionally, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. All of these transactions qualify as party-in-interest transactions and are exempt from the prohibited transactions rules.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 9 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Net assets available for benefits per financial statements	$258,964,420	$221,372,536
Less: Deemed distributions of notes receivable from participants	(51,574)	(38,167)
Total net assets available for benefits per Form 5500	$258,912,846	$221,334,369
The following is a reconciliation of changes in net assets per the financial statements to Form 5500 for the year ended December 31, 2017:

Net increase in net assets per financial statements	$37,591,884
Change in deemed distribution of certain notes receivable from participants	(13,407)
Net income and net transfers per Form 5500	$37,578,477
Note 10 - Subsequent Events
The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2017 through the issuance of the financial statements in this Form 11-K. At a meeting held on May 9, 2016, the Authorized Officers of the Plan authorized the amendment of the Plan to add a designated Roth account to the Plan. The execution of this amendment will occur January 1, 2019.
On January 25, 2017, WGL Holdings, Inc. (“WGL”), the parent company of the Plan Sponsor, entered into an agreement and plan of merger to combine with AltaGas Ltd (the "Merger"). Upon consummation of the Merger, the WGL common stock investments will be liquidated at $88.25/share and participants would replace these holdings with other investments. Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including, among others, the approval of the Merger by the holders of more than two-thirds of the outstanding shares of WGL common stock, which approval occurred on May 10, 2017, and approvals required from certain antitrust and other regulatory bodies. The merger has received approval from the Federal Energy Regulatory Commission, the Federal Trade Commission, the Department of Justice, and the Committee on Foreign Investment in the United States.  The merger has also received approval from the Public Service Commission of Maryland and the State Corporation Commission of Virginia. On June 28, 2018, the District of Columbia Public Service Commission ("DCPSC") voted unanimously to approve the merger and unanimous settlement agreement pending acceptance by the parties of certain additional conditions.  The settling parties have five days to review the DCPSC's order and affirmatively provide a response. If the order is accepted, WGL anticipates completing the merger in July 2018.
Other than these changes, there were no events identified requiring recognition or disclosure in the financial statements.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Washington Gas Light Company Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 53-0162882
Plan Number 003

As of December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Varying maturities with interest rates ranging from 4.25% to 8.07%	**	$2,549,705

*	Denotes party-in-interest.
**	Historical cost data is not required to be presented, as investment is participant directed.

Washington Gas Light Company Savings Plan
Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

Date: June 29, 2018	/s/ Vincent L. Ammann
Vincent L. Ammann, Jr. (Plan Administrator)
Senior Vice President and Chief Financial Officer
Washington Gas Light Company

Date: June 29, 2018	/s/ Luanne S. Gutermuth
Luanne S. Gutermuth (Plan Administrator)
Senior Vice President, Shared Services and Chief HR Officer
Washington Gas Light Company